FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 3, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on March 3, 2016]

1.	Reason for Submission

As a change in Representative Executive Officers has been resolved at the Board of Directors meeting held on March 1, 2016, the Company hereby files this Extraordinary Report pursuant to Article 24-5, Clause 4 of Financial Instruments and Exchange Act and Article 19, Clause 2, Item 9 of Cabinet Office Ordinance on Disclosure of Corporate Information, Etc.

2.	Matters Reported

(1) Representative Executive Officer to retire

Name (Date of Birth)	New Title and Position	Former Title and Position	Number of Shareholdings (in hundreds)	Date of Change

Atsushi Yoshikawa (Apr. 7, 1954)	Director	Director, Representative Executive Officer and Group COO	2010		Mar. 31, 2016

(2) Representative Executive Officer to be appointed

Title and Position	Name (Date of Birth)	Date of Change	Number of Shareholdings (in hundreds)	Business Experience

Representative Executive Officer Group COO	Tetsu Ozaki (Jan. 16, 1958)	Apr. 1, 2016	809	Apr. 1982	Joined the Company
				Apr. 2004	Senior Managing Director of the Company Senior Managing Director of Nomura Securities Co., Ltd.

				Apr. 2007	Senior Managing Director of the Company Counselor of Nomura Securities Co., Ltd.

				Apr. 2008	Executive Managing Director of Nomura Securities Co., Ltd.

				Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.

				Aug. 2012	Deputy President of Nomura Securities Co., Ltd.

				Apr. 2013	Director and Deputy President of Nomura Securities Co., Ltd.

				Apr. 2014	Executive Managing Director of the Company (Current) Wholesale CEO (Current) Deputy President of Nomura Securities Co., Ltd. (Current)

END